June 5, 2007

Mail Stop 4561

John M. Marshall
Brookshire Raw Materials Management, LLC
Dufferin Liberty Centre
219 Dufferin Street, Suite 300A
Toronto, Ontario M6K 1Y9 Canada

> Re: Brookshire Raw Materials (U.S.) Trust
>   Amendment No. 3 to Registration Statement on Form S-1
>   Filed May 2, 2007
>   File No. 333-136879

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers referenced in this comment letter correspond to the marked courtesy copy of Amendment No. 3 that you provided to us.

General

1.   We note your response to prior comment 1. Please ensure that each series that has signed the registration statement also files the next amendment as a separate co-registrant.

Material U.S. Federal Income Tax Considerations

Status of Each Fund, page 92

2.   We note that you have revised the description of counsel's tax opinion to indicate that the tax consequences are "more likely than not." Please expand the disclosure to discsuss the reasons for doubt and the degree of uncertainty in the opinion. Also, please provide risk factor disclosure describing the risks of this uncertainty to investors. Please ensure that the tax opinion filed as an exhibit to the registration statement includes a similar discussion of uncertainty.

Legal Matters, page 102

3.   The last sentence of this section is not appropriate because it suggests that investors cannot rely on the tax discussion or the tax opinion filed with the registration statement. Please remove the statement that Limted Owners or potential Limited Owners should consult their own legal counsel or expand the statement to include language similar to the cautionary statement at the top of page 92.

Financial Statements

Brookshire Raw Materials (U.S.) Trust, including the Funds

General

4.   Please update financial statements of the registrants in accordance with Rule 3-12 of Regulation S-X.

5.   Given that each Fund is treated as a separate issuer, please tell us what consideration you gave to including a separate set of financial statements and accompanying notes for each Fund.

Statement of Financial Condition, page F-3

6.   We note that only one Fund reflects deferred offering costs. Please tell us why you have not allocated deferred offering costs to the other Funds. We note on page 65 and note 4 you state that these costs will be subject to reimbursement by each Fund, on a pro rata basis based on the proportionate net asset values, without interest, in 24 monthly payments.

Note 2 Summary of Significant Accounting Policies, page F-5

7.   Please refer to note 3. We note that the Trust and the Funds recorded a payable to the Managing Owner for organization costs. Please disclose your accounting policy for organization costs. Refer to paragraph .12 of SOP 98-5 that requires expensing these costs as incurred.

Brookshire Raw Materials Management, LLC

General

8.   Please update the financial statements of the Managing Owner on the same basis as the registrants.

9.   Please include a head note on the financial statements to indicate that purchasers of units of the registrants will not receive any interest in the Managing Owner.

Note 2 Summary of Significant Accounting Policies

10.   Please disclose your accounting policy for your investment in the Trusts and explain to us your basis in GAAP for this accounting treatment.

c) Foreign Currency Transactions, page F-15

11.   We note that you include translation gains and losses in income. To the extent you are referring to transaction gains and losses, please revise your disclosure accordingly. Otherwise, please explain to us how you considered paragraph 13 of SFAS 52 that requires inclusion of translation adjustments in other comprehensive income rather than net income.

Note 3 Due from/to Member and Note 4 Receivables from Trusts, page F-16

12.   We note that the Managing Owner reported receivables from its Member and Brookshire Raw Materials Group the ("Private Trust"). Given the significance of these receivables and since the debtors are affiliates of the Managing Owner, please tell us what consideration you gave to providing the audited balance sheets of these entities.

Note 8 Commitments and Contingencies

Litigation, page F-18

13.   We note that the amount you accrued relating to the legal settlement with Tannenbaum exceeds the expenses reported in the statements of operations. Please clarify to us how you reported the referenced accrual and your basis in GAAP for this accounting

Part II

Exhibit 5.1

14.   We note your response to prior comment 3; however, we are unable to locate the revised opinion. Please file the revised opinion with your next amendment or provide a draft copy for us to review.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3785 with any other questions.

                                                            Sincerely,

                                                            Karen J. Garnett
                                                            Assistant Director

cc: Robert G. Frucht, Esq. (via facsimile)